

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2018

Daniel J. Rinkenberger
Executive Vice President and Chief Financial Officer
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

      Re: Kaiser Aluminum Corporation
          Form 10-K for the year ended December 31, 2017
          Filed February 23, 2018
          File No. 1-9447

Dear Mr. Rinkenberger:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Manufacturing and
                             Construction